April 27, 2016

Elisabeth M. Bentzinger Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund and Variable Insurance Trust (formerly, The Huntington Funds), File Nos. 033-11905,811-05010

Dear Ms. Bentzinger:

On February 5, 2016, Mutual Fund and Variable Insurance Trust (the "Registrant"), on behalf of its series, the Catalyst Dividend Capture VA Fund (formerly, Huntington VA Dividend Capture Fund) and Catalyst Insider Buying VA Fund (formerly, Huntington VA Situs Fund) (each, a Fund and, collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on April 20, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses.

Comment 1. Please provide tickers for each Fund share class on EDGAR.

Response. The Trust’s administrator will make such changes.

Comment 2. Please clarify the term “Funds” in the narrative preceding the Fund’s fee table.

Response. The disclosure has been revised as follows:

You may qualify for sales charge discounts if you and members of your household invest, or agree to invest in the future, at least $50,000 in the Fund.

Comment 3. Please file final fee tables with correspondence response.

Response. The revised fee tables are as follows (subject to final review by the Funds’ auditor):

Rational Dividend Capture Fund

April 27, 2016 Page 2

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)(2)	0.60%	0.60%	0.35%
Total Annual Fund Operating Expenses(2)	1.35%	1.60%	2.10%
Fee Waivers and/or Expense Reimbursements(3)	(0.35%)	(0.35%)	(0.35%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.00%	1.25%	1.75%

(1)	Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.

(2)   Restated to reflect expenses expected to be incurred during the current fiscal year.

(3)   The Fund’s investment advisor, Rational Advisors, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00%, 1.25% and 1.75% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

Rational Risk Managed Emerging Markets Fund

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses(2) (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)	1.53%	1.53%	1.28%
Acquired Fund Fees and Expenses(3)	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses(2)	2.58%	2.83%	3.33%
Fee Waivers and/or Expense Reimbursements(4)	(1.28%)	(1.28%)	(1.03%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.30%	1.55%	2.30%

April 27, 2016 Page 3

(1)   Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.

(2)   Restated to reflect expenses expected to be incurred during the current fiscal year.

(3)   Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(4)	The Fund’s investment advisor, Rational Advisors, Inc. (the “Advisor”), has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.25%, 1.50% and 2.25% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

Rational Real Strategies Fund

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load) (1) (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)(2)	1.49%	1.49%	1.24%
Acquired Fund Fees and Expenses(3)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses(2)	2.25%	2.50%	3.00%
Fee Waivers and/or Expense Reimbursements4)	(1.24%)	(1.24%)	(0.99%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.01%	1.26%	2.01%

April 27, 2016 Page 4

(1)   Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.

(2)  Restated to reflect expenses expected to be incurred during the current fiscal year.

(3)   Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(4)	The Fund’s investment adviser, Rational Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00%, 1.25% and 2.00% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

Rational Defensive Growth Fund

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)(2)	0.81%	0.81%	0.56%
Acquired Fund Fees and Expenses(3)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.57%	1.82%	2.32%
Fee Waivers and/or Expense Reimbursements(4)	(0.56%)	(0.56%)	(0.56%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.01%	1.26%	1.76%

(1)	Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.

(2)	“Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.
(4)	The Fund’s investment advisor, Rational Advisors, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00%, 1.25% and 1.75% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

April 27, 2016 Page 5

Rational Strategic Allocation Fund

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load) (1) (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.10%	0.10%	0.10%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)(2)	0.85%	0.85%	0.60%
Acquired Fund Fees and Expenses(3)	0.90%	0.90%	0.90%
Total Annual Fund Operating Expenses	1.85%	2.10%	2.60%
Fee Waivers and/or Expense Reimbursements(4)	(0.50%)	(0.50%)	(0.25%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.35%	1.60%	2.35%

(1)	Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.
(2)	“Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.
(4)	Rational Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s Class A Shares total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.45%, 0.70% and 1.45% of the Institutional Shares, Class A Shares and Class C Shares Fund’s daily net assets, respectively through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

Comment 4. Please confirm that advisory fee recapture is limited to lesser of the expense cap at the time of the waiver and at the time of recapture.

April 27, 2016 Page 6

Response. The Registrant has confirmed that the expense limitation agreement limits the amounts that the advisor may recapture to the lessor of the current expense limitation and the expense limitation in effect at the time of recapture.

Comment 5. Please show fee expense examples that reflect examples with and without redemption fees.

Response. The expense examples will reflect expenses with and without redemption fees.

Dividend Capture Fund

Comment 6. Please revise the Dividend Capture Fund’s 80% policy disclosure on page 33 to reflect that it applies to the Fund’s net assets plus borrowing for investment purposes, if any.

Response. The disclosure has been revised as follows:

The Fund normally invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, in dividend-paying stocks, including preferred stocks and real estate investment trusts (“REITs”).

Comment 7. Please confirm if derivatives are included in calculating adherence to the Dividend Capture Fund’s 80% policy. If so, please confirm that the market value of such derivatives is used in making such calculation.

Response. The market value of derivatives would be used in calculating the Fund’s adherence to its 80% policy.

Comment 8. Please add the risks of preferred stock including call feature and dividend risk for Dividend Capture Fund and Defensive Growth Fund.

Response. The disclosure has been revised as follows:

Preferred Stock Risk. Typically, a rise in interest rates causes a decline in the value of preferred stocks. Preferred stocks are also subject to credit and default risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payment. Issuers of securities may redeem the securities prior to maturity at a price below their current market value.

Comment 9. Please confirm if the Dividend Capture Fund will invest in contingent convertible securities. If so, please disclose risks of doing so.

Response. The Fund does not intend to invest in contingent convertible securities.

April 27, 2016 Page 7

Comment 10. With respect to the Dividend Capture Fund’s investment in convertible and fixed income securities, please disclose any maturity, duration and credit quality restrictions, the lowest credit quality rating that the Fund may invest in and if the Fund will invest in defaulted securities.

Response. The Registrant has determined that investments in convertible bonds is not a principal investment strategy of the Fund and has removed all references to such securities and related information from the principal investment strategies and risks sections of the prospectus.

Comment 11. For Funds with large cap equity exposure, please consider adding the risk of large cap equity securities.

Response. The Registrant does not believe that the Fund’s investment in large capitalization stocks is a principal risk of investing in the Fund. The risks associated with the equity securities of large capitalization companies is addressed as part of the Item 9 “Equity Securities Risks” disclosure. The relevant portion of the “Equity Securities Risks” disclosure is set forth below:

“Even funds that invest in high quality or “blue chip” equity securities or securities of established companies with large market capitalizations (which generally have strong financial characteristics) can be negatively impacted by poor overall market and economic conditions. Companies with large market capitalizations may also have less growth potential than smaller companies and may be able to react less quickly to changes in the marketplace.”

Comment 12. Please provide capitalization ranges for mid-cap and large cap equity securities.

Response. The disclosure has been revised as follows:

The Fund generally invests in U.S. corporations with market capitalizations of $2 billion or more.

Comment 13. Please include that the Dividend Capture Fund will engage in frequent transactions in its principal investment strategy section if applicable. If not, please delete Portfolio Turnover risk.

Response. Portfolio Turnover Risk has been deleted.

Comment 14. For all funds, please disclose in the Management Risk section that the Fund may not meet its investment objective if the adviser is not successful in executing its investment strategy.

Response. The disclosure has been revised as follows:

April 27, 2016 Page 8

Management Risk. The Advisor’s selection of securities for the Fund may cause the Fund to underperform similar funds or relevant benchmarks.

Comment 15. Please add the risks of subprime mortgages as applicable.

Response. The risks of subprime mortgages are not principal for the Fund.

Comment 16. For Dividend Capture Fund, please provide a broad-based index in the Fund’s performance table.

Response. The S&P 500 Total Return Index will act as the Fund’s primary benchmark.

Comment 17. Please consider adding disclosure that the Fund’s prior performance is not reflective of the Fund’s current investment strategies.

Response. The following disclosure has been added:

The Fund changed its investment strategy effective May 1, 2016. Performance information for the period prior to May 1, 2016 does not reflect the current investment strategy.

Comment 18. In the Fund’s performance table, please state that after tax-returns depend on a shareholder’s individual tax situation and that the after-tax returns for other share classes will vary.

Response. The following disclosure has been added:

Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. After-tax returns are only shown for Institutional shares. After-tax returns for Class A and Class C shares will vary.

Comment 19. Please delete the footnote description of the S&P 500 Index.

Response. The requested change has been made.

Risk Managed Emerging Markets Fund

Comment 20. For Risk Managed Emerging Markets Fund, please clarify if the Fund’s 80% policy is applied to the Fund’s net assets.

Response. The disclosure has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of borrowings for investment purposes in equity securities of issuers and currencies that are organized, have a majority of their assets, or generate the majority of their operating income in emerging markets.

April 27, 2016 Page 9

Comment 21. Please confirm if derivatives are included in calculating adherence to the Emerging Markets Fund’s 80% policy. If so, please confirm that the market value of such derivatives is used in making such calculation.

Response. The market value of derivatives would be used in calculating the Fund’s adherence to its 80% policy.

Comment 22. Please disclose the method used to identify an “emerging market” country.

Response. The following disclosure has been added:

The Sub-Advisor defines emerging market countries and those countries within the MSCI Emerging Markets Index.

Comment 23. Please describe the term “frontier markets” and the applicable risks.

Response. The following disclosure has been added:

The Sub-Adviser generally considers “Frontier Markets” to be underdeveloped countries with relatively low per capita income that are experiencing, or may experience, rapid growth and industrialization with established markets, economies or industries that the Adviser deems suitable for investment. While the Sub-Adviser determines what countries are Frontier Markets for the Fund and may deem other countries to be Frontier Markets, the Sub-Adviser generally considers countries that are a sub-set of those currently considered to be developing by the World Bank, the International Finance Corporation, the United Nations or the countries’ authorities, or countries with a stock market capitalization of less than 5% of the MSCI World Index. These countries typically are located in the Asia-Pacific region, Central and Eastern Europe, the Middle East, Central and South America and Africa.

Comment 24. Please clarify if “frontier” securities are debt or equity.

Response. “Frontier” securities considered by the Fund for investment are equity securities.

Comment 25. Please consider revising the principal investment strategies section using plain English terms.

April 27, 2016 Page 10

Response. The disclosure has been revised as follows:

The Cambridge Strategy (Asset Management) Limited, the sub-advisor of the Fund (“Sub-Adviser”), believes that investment opportunities are driven by key macroeconomic factors which play a dominant role in earnings potential, investor sentiment and in setting stock price multiples. Hence their investment process places a heavy emphasis on the evaluation of the global macroeconomic framework.

The Sub-Advisor seeks to identify the key macroeconomic and secular themes that it believes are changing and that will impact markets going forward. The determination of consensus views is an important ingredient of its assessments. The Sub-Advisor particularly seeks themes that it believes are misunderstood or ripe for change in ways not anticipated by others. The Sub-Advisor’s evaluation of the themes includes an assessment of the evolution of the economic and risk framework in the world’s developed markets with an emphasis on how this framework will influence the emerging markets. Regional, country and sector themes in the emerging markets are then systematically reviewed in this broader framework.

As part as part of its emerging markets equity strategy, the Fund’s Sub-Advisor utilizes a currency overlay program designed to neutralize currency risk, which can be a significant drag on portfolio returns if unhedged.  The currency overlay program uses a combination of model-based technical signals in order to hedge currency risk in the Fund's portfolio on a country and aggregate basis.  Instruments used in this currency overlay program are spot, forward and futures contracts.  The process is systematic, except that at times of exceptional or projected market stress, the Fund’s portfolio management team may at its discretion override the technical signal.

Comment 26. Please revise the counterparty risk disclosure to delete references to issuer.

Response. The requested revision has been made.

Comment 27. Please revise the fee-layering risk to disclose that it is only applicable to the Fund’s investment in ETFs.

Response. The requested revision has been made.

Rational Real Strategies Fund

Comment 28. Please clarify what is meant by “index-based securities”.

Response. The disclosure has been revised as follows:

April 27, 2016 Page 11

Equity securities issued by corporations engaged in real estate-related or commodities-related businesses, index-based securities(such as exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”)) and investment companies that invest in such equity securities, and other securities representing interests in cash flows or returns from real estate or commodities;

Comment 29. Please disclose the risks of MLPs including tax risks.

Response. The following disclosure has been added:

MLP and MLP-Related Securities. Investments in MLPs and MLP-related securities involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP or MLP-related security, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks (which could occur if the MLP raises capital and then invests it in projects whose return fails to exceed the cost of capital raised) and risks related to the general partner’s limited call right. MLPs and MLP-related securities are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs or MLP-related securities could enhance or harm the overall performance of the Fund.

MLP Tax Risk. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation

Comment 30. In the Fund’s fee table, please provide line items under Other Expenses for current income expenses and deferred income expenses.

Response. The Fund is a regulated investment company for federal income tax purposes and not a C Corporation. Accordingly, such expenses do not apply.

Comment 31. Please specify the types of swaps that the Fund may engage in.

April 27, 2016 Page 12

Response. References to swaps have been deleted as they are not a principal investment strategy of the Fund.

Comment 32. Please reconcile the Real Strategies Fund’s concentration policy with the Class/Sector/Region risk disclosure.

Response. While the Fund may invest over 25% of its assets in certain sectors, it does not intend to invest 25% or more of its assets in any one industry or group of industries.

Comment 33. Please disclose the risks of investing directly in commodities including that the Adviser may be required to register with the CFTC as a commodity pool operator.

Response. The existing disclosure addresses these risks.

Comment 34. Please disclose what a hybrid security is.

Response. References to hybrid securities have been deleted.

Comment 35. Please define liquidity and leverage risk.

Response. The following disclosure has been added:

Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. The use of leverage may exaggerate changes in the Fund’s share price and the return on its investments. Accordingly, the value of the Fund’s investments may be more volatile and all other risks, including the risk of loss of an investment, tend to be compounded or magnified.

Comment 36. Please revise ETF Risk to provide for risks of investing in ETFs with commodities exposure.

Response. The following disclosure has been added:

Commodities Risk - Investing in the commodities markets may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

April 27, 2016 Page 13

Comment 37. Please include those securities meant to be “index-based securities” in the Fee Layering Risk disclosure, if applicable.

Response. The disclosure has been revised as follows:

Because the Fund may invest its assets in underlying mutual funds, ETFs or ETNs that have their own fees and expenses in addition to those charged directly by the Fund, the Fund may bear higher expenses than a Fund that invests directly in individual securities.

Comment 38. Please consider deleting currency risk disclosure.

Response. Currency risk disclosure has been deleted.

Comment 39. Please explain relevance of Market Cap risk given exposure to all capitalizations.

Response. Market Cap Risk has been deleted.

Rational Defensive Growth Fund

Comment 40. Please include a reference to footnote 3 in the fee table for the Acquired Fund Fees and Expense line item.

Response. The requested change has been made.

Comment 41. Please disclose the ranges for small and mid-cap equity securities.

Response. The disclosure has been revised as follows:

The Fund generally expects to be invested primarily in U.S. companies with market capitalizations between $250 and $10 billion although it may invest without limit in companies of any market capitalization.

Comment 42. With respect to the derivatives/hybrid securities risk, please define credit, interest and currency risks.

Response. Currency risk has been deleted. The following disclosure has been added:

There is a credit risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund. In addition, the credit quality of securities held by the Fund may be lowered if an issuer's financial condition changes. Typically, a rise in interest rates causes a decline in the value of fixed income securities. The value of fixed income securities typically falls when an issuer's credit quality declines and may even become worthless if an issuer defaults.

April 27, 2016 Page 14

Comment 43. In the performance table, please indicate that Class C returns are before taxes.

Response. The requested change has been made.

Rational Strategic Allocation Fund

Comment 44. Please indicate if the balanced allocation of the Fund includes three or more asset classes.

Response. The Registrant respectfully declines to make any revisions to the existing disclosure.

Comment 45. Please provide a definition of duration and an example of how an interest rate increase of one percent would affect a bond’s value.

Response. The additional disclosure is as follows:

Duration measures the price sensitivity of a fixed income security to changes in interest rates. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.

Comment 46. Please disclose the lowest rating of a security that the Fund may invest in and if the Fund will invest in defaulted securities.

Response. The disclosure has been revised as follows:

Certain of the Underlying Funds focus their investment strategy on fixed-income securities, which may hold, without limit, debt securities of any credit quality including below investment grade debt securities (also known as “junk” bonds) with maturities that range from short to longer term.

Comment 47. Please consider revising the principal strategy disclosure to connect the Fund’s exposure to agriculture, energy and mining to utilities and commodities disclosure and the principal risks thereof.

Response. The Fund’s investments in agriculture, energy and mining sectors are not principal investment strategies and references to such sectors has been deleted.

April 27, 2016 Page 15

Comment 48. Please include the risks of high yields bonds and that they are speculative and often referred to as “junk bonds.”

Response. The following disclosure has been added:

Junk Bond Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price.

Comment 49. Please include disclosure regarding active trading in the investment strategy section, if applicable.

Response. Active Trading risk has been deleted.

Comment 50. Please reconcile the Fund’s concentration policy with the Class/Sector/Region risk disclosure.

Response. While the Fund may invest over 25% of its assets in certain sectors, it does not intend to invest 25% or more of its assets in any one industry or group of industries.

Comment 51. Please provide investment strategy disclosure regarding inflation-protected securities if applicable.

Response. Inflation-protected securities risk has been deleted as a principal investment risk,

Comment 52. Please provide investment strategy disclosure regarding MBS and ABS securities if applicable.

Response. The disclosure has been revised as follows:

The fixed-income Underlying Funds collectively hold various types of debt instruments, such as corporate bonds and mortgage-backed, asset-backed, government-issued, domestic and international securities.

Comment 53. Please supplementally disclose how much of the Fund’s assets will be invested in 3(c)(1) and 3(c)(7) funds.

Response. The Registrant does not expect the Fund to invest in unregistered pooled investment vehicles.

April 27, 2016 Page 16

Comment 54. Please disclose risk of subprime mortgages if applicable.

Response. The risks of subprime mortgages are not principal for the Fund.

Comment 55. Please define the term “CMO.”

Response. “CMO” has been defined as collateralized mortgage obligation.

Comment 56. On page 32 of the Prospectus, please delete the phrase “unless otherwise noted.”

Response. The requested deletions have been made.

Comment 57. Please confirm whether any of the strategies in Item 9 should be disclosed in Item 4 that are not already so disclosed.

Response. The Registrant confirms that the Funds’ principal investment strategies have been appropriately disclosed.

Comment 58. Please confirm whether any of the risks in Item 9 should be disclosed in Item 4 that are not already so disclosed.

Response. The Registrant confirms that the Funds’ principal investment risks have been appropriately disclosed.

Comment 59. With respect to Allocation Risk, please define the term “Underlying Funds.”

Response. The term “Underlying Funds” is defined previously as “….underlying mutual funds and exchange traded funds (“ETFs”) which are managed by the Advisor and its affiliates, as well as unaffiliated mutual funds and ETFs (the “Underlying Funds”).”

Comment 60. Please indicate if the Fund intends to concentrate in certain industries or group of industries.

Response. The Fund does not intend to concentrate in certain industries or group of industries.

Comment 61. Please disclose the Funds’ 4 p.m. deadline time for accepting share transaction for that day in the “What Shares Cost” section.

Response. The disclosure has been revised as follows:

All requests received in good order by the Fund before 4:00 p.m. (Eastern Time) will be processed on that same day.  Requests received after 4:00 p.m. will be processed on the next business day.

April 27, 2016 Page 17

Comment 62. Please clarify that the periods for withholding proceeds pending a check clearing is the lesser of 15 days or when the check clears.

Response. The disclosure has been revised as follows:

In such cases, a hold of lesser of the period it takes for the check to clear or fifteen (15) business days will be applied to the funds.

Comment 63. Please revise the parenthetical “(which means that you may not redeem your shares until the holding period has expired)” to disclose that shareholder may redeem but their proceeds may be delayed.

Response. The disclosure has been revised as follows:

“(which means that your proceeds may be delayed after you redeem your shares).”

Comment 64. Please add disclosure in the “Redemption In Kind” section to disclose that securities received are subject to market risk, brokerage costs and potential capital gains taxes.

Response. The following disclosure has been added:

Securities received by a shareholder pursuant to a redemption in kind are subject to market risk. A shareholder may incur brokerage costs and potential capital gain taxes in connection with sales of such securities.

Comment 65. If Funds may use illiquid securities for redemptions in kind, please disclose and state the risks.

Response. The Funds do not in tend to use illiquid securities to meet in kind redemptions.

Comment 66. In the Financial Highlights, please clarify that performance is for the past 5 years or since inception.

Response. The disclosure has been revised as follows:

The financial highlights tables that follow are intended to help you understand each Fund’s financial performance during the last five fiscal years or since the commencement of operations if less than five years.

April 27, 2016 Page 18

Statement of Additional Information

Comment 67. Please confirm that the Funds will consider the concentration policies of underlying funds for the purposes of their own concentration policies.

Response. The Registrant so confirms. The following disclosure has been added to the investment restriction section of the SAI:

“The Funds will consider the concentration of underlying investment companies when determining compliance with its own policy.”

Comment 68. Please revise the following sentence for clarity: “Certain Funds have adopted non-fundamental investment policies obligating them to commit, under normal market conditions, at least 80% of their net assets to investments that have economic characteristics similar to equity securities contained in financial instruments.”

Response. The disclosure has been revised as follows:

Certain Funds have adopted non-fundamental policies that require them to invest, under normal market conditions, at least 80% of their net assets in equity securities and assets with similar economic characteristics to equity securities.

Comment 69. Please provide the legal basis for the excluding domestic bank instruments from the Funds’ concentration policy.

Response. The Registrant has removed the exclusion.

Comment 70. Please confirm that legal consent will be filed in the next post-effective amendment.

Response. The Registrant so confirms.

Comment 71. Please provide underwriter compensation disclosure pursuant to Item 32(c).

Response. Disclosure pursuant to Item 32(c) will be made in Part C.

April 27, 2016 Page 19

*         *         *         *         *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla